Exhibit 99.3

Sun Life Financial to Commence a Normal Course Issuer Bid

TORONTO, Nov. 5, 2014 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX, NYSE: SLF) announced today that the Toronto Stock Exchange has accepted its notice of intention to make a normal course issuer bid. Under the normal course issuer bid, the Company may purchase, for cancellation, up to 9,000,000 common shares, representing approximately 1.5% of the 612,715,456 common shares outstanding as at October 31, 2014.

The normal course issuer bid will commence on November 10, 2014 and continue until November 9, 2015, or such earlier date as the Company completes its purchases. The average daily trading volume on the TSX for the six months ending October 31, 2014 was 962,604 common shares. In accordance with the TSX rules, the Company may purchase up to 25% of that number each trading day, subject to the TSX rules permitting block purchases. The actual number of common shares which may be purchased, and the timing of such purchases, will be determined by the Company. The purchases will be made through the facilities of the TSX, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by the Company will be cancelled.

The Company will utilize the normal course issuer bid program to acquire common shares in order to (i) mitigate the dilutive effect of issuing securities under its stock option plan and its Canadian Dividend Reinvestment and Share Purchase Plan and (ii) distribute funds to shareholders as part of the Company's overall program to manage levels of capital.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include (i) statements relating to our potential normal course issuer bid, (ii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Company's management's discussion and analysis for the year ended December 31, 2013 and for the quarter ended June 30, 2014 under the heading "Forward-looking Statements" and in the risk factors set out in the Company's annual information form for the year ended December 31, 2013 under the heading "Risk Factors" and other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2014, the Sun Life Financial group of companies had total assets under management of $684 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:05e 05-NOV-14